July 26, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Carmen Moncada-Terry

Re:	National Coal Corp.
Registration Statement on Form S-4 (File No. 333-134146).

Ladies and Gentlemen:

National Coal Corp. (the “Company”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 10:00 a.m. (EDT) on July 28, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NATIONAL COAL CORP.

By	/s/ T. Michael Love
T. Michael Love Senior Vice President, Chief Financial Officer and Director

: